EXHIBIT 16

April 24, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated April 1, 2006, of Coca-Cola Enterprises Inc. Savings and Investment Plan for Certain Bargaining Employees and are in agreement with the statements contained in the third paragraph on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP